UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Metalpha Announces Results of 2024 Annual General Meeting Held on March 29, 2024 and Changes to the Board of Directors

Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global wealth management company, today announced the results of its 2024 annual general meeting (the “2024 AGM”) held on March 29, 2024 in Hong Kong. The Company’s shareholders voted in favor of each of the following resolutions:

Resolution 1: as an ordinary resolution, re-elect Limin Liu as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the Memorandum and Articles of Association of the Company (the “M&A”);

Resolution 2: as an ordinary resolution, re-elect Ming Ni as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 3: as an ordinary resolution, re-elect Bingzhong Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 6: as an ordinary resolution, re-elect Jingxin Tian as a director of the Company to hold office until the election of her successor in office or removal pursuant to the provisions of the M&A;

Resolution 7: as an ordinary resolution, re-elect Kim Fung Lai as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 8: as an ordinary resolution, re-elect Sen Lin as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A;

Resolution 9: as an ordinary resolution, re-elect Kiyohiro Kawayanagi as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.

Shareholders representing 22,753,334 votes, or 61.1%, of all votes attaching to all ordinary shares of the Company issued and outstanding as of 5:00 p.m. on March 8, 2024 (Hong Kong time), which is the record date for the 2024 AGM, were present in person or by proxy at the 2024 AGM. The results of the votes were as follows:

NO.	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	AS AN ORDINARY RESOLUTION Re-elect Limin Liu as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	93.8%	0.0%	6.2%
2.	AS AN ORDINARY RESOLUTION Re-elect Ming Ni as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	93.8%	0.0%	6.2%
3.	AS AN ORDINARY RESOLUTION Re-elect Bingzhong Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	93.8%	0.0%	6.2%
4.	AS AN ORDINARY RESOLUTION Re-elect Wei Wang as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	9.5%	84.3%	6.2%
5.	AS AN ORDINARY RESOLUTION Re-elect Bin Liu as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	9.5%	84.3%	6.2%
6.	AS AN ORDINARY RESOLUTION Re-elect Jingxin Tian as a director of the Company to hold office until the election of her successor in office or removal pursuant to the provisions of the M&A.	93.8%	0.0%	6.2%
7.	AS AN ORDINARY RESOLUTION Re-elect Kim Fung Lai as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	93.8%	0.0%	6.2%
8.	AS AN ORDINARY RESOLUTION Re-elect Sen Lin as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	93.8%	0.0%	6.2%
9.	AS AN ORDINARY RESOLUTION Re-elect Kiyohiro Kawayanagi as a director of the Company to hold office until the election of his successor in office or removal pursuant to the provisions of the M&A.	93.8%	0.0%	6.2%

Following the 2024 AGM, the Board consists of seven directors, including Mr. Limin Liu, Mr. Ming Ni and Mr. Bingzhong Wang as well as four independent directors, namely Ms. Jingxin Tian, Mr. Kim Fung Lai, Mr. Sen Lin and Mr. Kiyohiro Kawayanagi. The following table sets forth the composition of the committees of the Board after the 2024 AGM.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Chairperson	Sen Lin	Sen Lin	Kiyohiro Kawayanagi
Members	Kiyohiro Kawayanagi, Jingxin Tian	Kim Fung Lai, Jingxin Tian	Sen Lin, Kim Fung Lai

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Name:	Limin Liu
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: April 2, 2024

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